By Telecopy
202-772-9205
Michele Anderson, Esq.
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	Nextel Partners, Inc. Revised Preliminary Schedule 14A; File No. 0-29633
Dear Ms. Anderson:
     Set forth below on behalf of Nextel Partners, Inc. (“Nextel Partners”) are responses to the comments of the Staff of the Division of Corporation Finance which were set forth in the letter dated September 9, 2005 regarding Nextel Partners’ Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection with this letter responding to the Staff’s comments, we enclose changed pages to the Proxy Statement, marked to show changes from the Proxy Statement as previously filed. Nextel Partners has authorized us to make this filing and these statements on its behalf. The Staff’s comments, indicated in bold, are followed by responses on behalf of Nextel Partners.

Michele Anderson, Esq.
September 12, 2005

Schedule 14A
Letter to Class A Common Stockholders
1.	Please make more prominent the fact that holders will not know the price they will receive for their shares at the time they vote to exercise the put. For example, put the information in a box or in bold text.
     We have revised the Proxy Statement in response to the Comment. See the Letter to Class A Common Stockholders.
Questions and Answers, page 1
2.	Tell us in your response letter what consideration you have given to providing timely information to Class A common stockholders of the outcome of various steps of the appraisal process. For example, how and when do you intend to notify stockholders of the fair market value determinations of each appraiser? Have you considered providing stockholders a toll-free telephone number through which they will be informed of the price determinations as soon as practicable? Please expand your disclosure to discuss how and when stockholders will receive information about the outcome of various steps of the appraisal process.
     The Company intends to make prompt public disclosure by press release and Form 8-K of the final reports of the two appraisers and the report of the third appraiser. The information will also be made available on the Company’s website. As a result of that wide dissemination of the information, the Company does not believe that a toll free number is a meaningful additional means of dissemination. We note that shareholders will always have the ability to call the Company’s proxy solicitor with questions, whose phone numbers are included in the Proxy Statement.
     In addition, we have revised the Proxy Statement in response to the Comment. See page 3.
Proposal One: Exercise of the Put Right, page 9
Analysis of Nextel Partners’ Financial Advisor, page 10
3.	We note your response to our prior comment seven concerning disclosure of Morgan Stanley’s fee upon consummation of the Class A common sale. Please address the following points:
•	Tell us in your response letter why you believe that your non-quantified disclosure on page 54 regarding Morgan Stanley’s compensation complies with the disclosure requirements of Item 1015(b) of Regulation M-A.

Michele Anderson, Esq.
September 12, 2005

•	So that investors will realize the extent of Morgan Stanley’s interest in the vote and the outcome of the appraisal process when considering your disclosure about its role in the transaction, please disclose Morgan Stanley’s minimum and maximum compensation in the summary. To the extent that you do not disclose in the summary the details about the formula by which Morgan Stanley will be paid, please convey how the increase in the size of Morgan Stanley’s fee is in direct proportion to the size of different estimates of the price to be paid the Class A holders for their shares.
     We have revised the Proxy Statement in response to the comment. See pages 10, 11, 60 and 61. As a result of these revisions, we have increased the quantification of the fee disclosure by setting forth the maximum and minimum fee amounts and stating that the size of the Transaction Fee correlates with the increase in the price per share that is to be paid in a sale of Nextel Partners.
Recent Developments, page 19
4.	Please update the disclosure throughout the proxy statement to address the recent decision by the arbitration panel.
     We have revised the Proxy Statement in response to the Comment. See pages 20, 21, 26, 29, 40, and 41.
Proposal One—Exercise of the Put Right, page 35
The Put Right, page 38
5.	Please further expand your discussion of material uncertainties and differing interpretations that may result from the factors listed in the fair market value definition. You refer to Nextel Communications’ and Sprint Nextel’s filings where they express “their views of the put right.” Consider expanding your disclosure to address your consideration of their views regarding the material factors that comprise the definition. Since Nextel Communications/Nextel WIP is the other party that your charter affords the right to choose an initial appraiser that will have significant discretion in determining fair market value, it seems your discussion of how you considered Nextel Communications’ views may be relevant to your holders’ consideration of the proposals.

In this regard, we note you have discussed that there may be differing views as to the “value to which the control premium should be applied and as to the size of any control premium” as well as how the term “unaffected public market stock price” may be differently interpreted. Sprint Nextel’s August 17, 2005 Rule 425 filing also

Michele Anderson, Esq.
September 12, 2005

suggests, for instance, different interpretations of the charter terms “willing buyer” and “willing seller” and to what degree the valuation process should “take into account the changing competitive environment, including the emergence of new technologies and evolution of roaming, which may impact [your] growth prospects and margins.” Please revise your disclosure to address the material differing interpretations of the factors that comprise the fair market value definition.
We have revised the Proxy Statement in response to the Comment. See pages 44 and 45.
Recommendation of the Special Committee, page 46
6.	We note your response to our prior comments 17 and 18 as well as your statement on page 50 that “Morgan Stanley believed that a valuation of Nextel Partners would include the following assumptions: . . . (5) the determination of fair market value would be dependent upon Nextel Partners management’s estimates of the future performance of the business.” Please further revise your disclosure to discuss how the special committee considered this aspect of Morgan Stanley’s analysis, how this assumption fits within the definition of fair market value in the charter, and the role management’s estimates of the future performance of Nextel Partners played in the committee’s conclusions about fair market value, the appraisal process and the recommendation to exercise the put right.
     We have revised the Proxy Statement in response to the Comment. See page 53. Please note that we have also revised the text of the Financial Advisor Section in response to the comment to clarify the disclosure. See page 57.
     Please call the undersigned at 212-403-1221 or Stephanie Seligman at 212-403-1225 if you have any questions.
Sincerely,
Steven A. Rosenblum